May 25, 2006


By facsimile to (303) 223-1111 and U.S. Mail


Mr. Howard Brill
President and Chief Executive Officer
Global Employment Holdings, Inc.
9090 Ridgeline Boulevard, Suite 205
Littleton, CO 80129

Re:	Global Employment Holdings, Inc.
	Registration Statement on Form S-1
	Filed May 1, 2006
File No. 333-133239
R&R Acquisition I, Inc.
Annual Report on Form 10-KSB for the fiscal year ended December
31,
2005
and Subsequent Exchange Act Reports filed by Global Employment
Holdings, Inc.
File No. 0-51737

Dear Mr. Brill:

	We reviewed the filings and have the comments below.

	Where indicated, we think that you should revise the documents in response to the comments. If you disagree, we will consider your explanation why a comment is inapplicable or a revision is unnecessary. Be as detailed as necessary in your explanation. To understand better your disclosure, we may ask you in some comments to provide us supplemental information. We may raise additional comments after reviewing this information.

      Our review`s purpose is to assist you in your compliance with applicable disclosure requirements and to enhance the overall disclosure in your documents. We look forward to working with you to achieve these objectives. We welcome any questions that you may have about comments or any other aspect of our review. You may call us at the telephone numbers listed at the end of this letter.
S-1

General

1. If applicable, comments on the S-1 are comments on reports filed under the Exchange Act by Global Employment Services Holdings,
Inc.
or Global and vice versa.

2. Disclosure indicates that Global was a reporting shell company with no operations before its March 31, 2006 merger with Global Employment Services, Inc. or GES, a private company. Our view is that both before and after the transaction Global`s promoters or affiliates and their transferees "are" underwriters of the securities issued. Our view also is that Rule 144 would be unavailable for resale transactions in this situation, regardless of technical compliance with the rule. See our Worm no-action letter, publicly available January 21, 2000. As appropriate, revise the disclosure throughout the registration statement, including the prospectus` outside front cover page and the selling stockholders and plan of distribution sections, to make clear that:

* Global`s promoters or affiliates and their transferees "are" underwriters of the securities issued. Language such as "may be deemed to be" an underwriter is unacceptable.

* Rule 144 is unavailable for resale transactions in this situation.

	We note the disclosure under "Securities issued by Global
Employment Holdings" on 	page II-2 and elsewhere.

3. We note your citation of studies and reports by The American Staffing Association, Booz Allen Hamilton, Deloitte & Touche LLP, and other third parties. Provide us marked copies of any materials that support third party statements in the prospectus, cross referencing clearly a statement with the underlying support. Tell us whether you believe that these materials are the most recent materials on the subject by the authors. Tell us whether the materials have been made available to the public without payment of subscription or similar fees. If any of these materials have been published in widely circulated media of general interest or among industry participants, tell us when and where. Unless these materials have been used in widely circulated media of general interest or among industry participants, you must adopt the statements that you attribute to them as your own or file signed and dated consents from each as exhibits to the registration statement.

4. We note that you refer to "an independent actuary" in note A to the financial statements under "Workers Compensation Insurance" on page F-8. If you refer to a third party, you must identify the third party and obtain its consent. Otherwise, you should delete all references to a third party. See Rule 436 of Regulation C under the
Securities Act.

5. We note that you are registering fractional shares that are currently outstanding in this registration statement; however, we note disclosure in your Form 10-Q that as of April 2, 2006 there were no fractional shares outstanding. Please advise.

Registration Statement`s Facing Page

6. Since Global is relying on Rule 415 under the Securities Act, check the applicable box.

Prospectus` Outside Front Cover page

7. Since there is no existing market for Global`s common stock, delete the sentence "We expect that sales of the common stock offered hereby will be made at the market price if a market develops."
Rather, state that:

		The selling stockholders will sell at a price of $x.xx
or a
range per share until 			Global`s common stock is quoted
on
The OTC Bulletin Board and after that at 			prevailing
market prices or privately negotiated prices.

	As appropriate, revise the disclosure throughout the
registration statement, including the 	summary section and
"Determination of offering price" on page 14.

Prospectus Summary, page 1

8. Disclosure here and elsewhere states that Global`s wholly owned subsidiary is a "leading" provider of human capital solutions. Indicate the basis for the statement. For example, revenues, gross profit, net income, market share, or some other quantifiable indicator. Otherwise, delete the statement. If you are using or relying upon a study or report as support for this and other statements, provide us a copy of the study or report.

9. Disclose that you are registering an amount of common stock in excess of the amount that is currently required under the terms of the notes, the preferred stock, and the warrants. Also disclose why this is necessary and how the conversion ratios could be adjusted.


Forward-Looking Statements, page 3

10. Move this section so that it follows the summary and risk factors sections. See Item 503(c) of Regulation S-K.

Risk Factors, page 3

11. The first paragraph states that "the risks and uncertainties described below are not the only ones we face" and makes reference to
"unknown" risks. Since Global must disclose all risks that it believes are material, delete this language.

12. Include in each risk factor`s discussion information necessary to assess the risk, including its magnitude. For example:

* The first risk factor states that Global may lose market share if it is unable to compete effectively. Quantify Global`s market share.

* The fourth risk factor states that some of Global`s offices are dependent on a few relatively large customers. Quantify the number of Global`s offices that are dependent on a few relatively large customers. Further, clarify the experience of these offices with customers` terminations, non-renewals, and reductions in services during the periods presented in the financial statements.

* The sixth risk factor states that increasing the growth and profitability of Global`s business is particularly dependent upon retaining existing customers and capturing additional customers.
Quantify Global`s retention rate of existing customers and accretion rate of new customers during the periods presented in the financial statements.

* The seventh risk factor states that Global intends to continue to open new offices and to develop new practice areas or lines of business complementary to its core services. Indicate Global`s schedule for opening new offices and developing new practice areas or lines of business complementary to its core services.

* The ninth risk factor states that commissions and overrides represent a significant proportion of Global`s professionals` total compensation. Quantify the portion of professionals` total compensation attributable to commissions and to overrides.

* The twenty-ninth risk factor states that a significant amount of common stock will be eligible for sale six months after the registration statement`s effectiveness and on the one year anniversary of the recapitalization. Quantify the amount of common stock that will be eligible for sale upon the occurrence of each event.

* The thirtieth risk factor states that Global would be subject to a
SEC rule if it failed to meet the specified criteria. Identify the rule.

13. Avoid generic conclusions in the risk factors` headings and discussions such as Global`s business, results of operations, and financial condition could be materially and adversely affected or harmed. For example, refer to the second, third, seventh, ninth, eleventh, fifteenth, seventeenth, eighteenth, twenty-second, and twenty-fifth risk factors. Rather, explain specifically what the risk`s consequences or effects are for Global and its stockholders.

14. Disclose in an appropriate risk factor the large net loss that you have recently incurred, that you recently have been in default of financial covenants in your credit agreements, and that you currently have a negative net worth. Disclose what this means to your company and to investors.

Market Information, page 14

15. Revise to remove the implication that quotation or listing is assured.

16. Disclose whether you currently meet the listing standards for Nasdaq or the American Stock Exchange.

Dividends, page 14

17. Identify the former shareholders of GES who received the dividend and quantify the amount that each received.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 17

Liquidity and capital resources, page 24

18. Given the materiality of accounts receivable to financial position and liquidity, please disclose the receivable turnover ratios for each period and explain any material variances. Specifically explain why receivables increased 30% whereas 2005 sales increased 14%. See Item 303(a) of Regulation S-K.

19. If a credit facility or other financial instrument requires Global or its wholly owned subsidiary, GES, to satisfy specified financial ratios and tests, state what the limits of all material financial ratios and tests are. Also indicate whether Global or its wholly owned subsidiary, GES, is in compliance with them.

20. Discuss liquidity on a short term and a long term basis.  See
Item 303(a) of Regulation S-K and instruction 5 to Item 303(a) of
Regulation S-K.

PEO growth strategy, page 30

21. Provide support for the statements that:

* Global`s operating expenses are approximately 40% less than the average of all audited PEO members and Global`s operating income per worksite employee is approximately 35% greater than the average of all audited PEO members.

* Global`s attention to risk management and underwriting results in a lower level of workers` compensation losses, thereby lowering
Global`s workers` compensation costs compared to its competitors.

Our technology, page 32

22. Provide support for the statement that management believes the software PayPlus packages are the "leading" technology in the industry today. Further, disclose here that Global is a part-owner of PayPlus Software, Inc. or PayPlus.

Intellectual property and other proprietary rights, page 32

23. Disclosure states that Global holds a number of licenses for PayPlus software through its arrangement with PayPlus. Tell us what consideration you have given to filing the licenses as exhibits to the registration statement. See Item 601(b)(10) of Regulation S-K.

24. Disclosure states that Global is entitled to a number of licenses for its use or transfer under its agreement with AP Technologies, also known as AcuPrint, Inc. Clarify whether Global has exercised its entitlement to the licenses. If so, tell us what consideration you have given to filing the licenses as exhibits to the registration statement. See Item 601(b)(10) of Regulation S-K.

25. Disclosure states that Global with two other companies own the software and source code for a web portal. Identify the two other companies and the web portal.

Employees, page 33

26. Disclosure states that each of Global`s managerial, sales, and administrative employees has entered into a standard form of employment agreement. File the form as an exhibit to the registration statement.

27. Disclose whether the 17,920 employees work solely for you. We note disclosure that you co-employ employees. Disclose whether any of the employees listed in this section are co-employed, and clarify what this means.

Properties, page 34

28. Disclosure states that Global signed a new lease for its headquarters in April 2006. File the lease as an exhibit to the registration statement.

Employment contracts and termination of employment and change in control, page 38

29. Disclosure states that Global intends to enter into new employment agreements with the named executive officers in the near future. Confirm that you will file the new employment agreements as exhibits to the registration statement if you enter into them before the registration statement`s effectiveness.

Certain Relationships and Related Transactions, page 41

30. Disclose whether the transactions described in this section are on terms as favorable as could have been obtained from unaffiliated parties.

Description of Capital Stock, page 42

31. Delete in the first paragraph the qualification of the description to documents outside the prospectus. The qualification is permitted under Rule 411(a) of Regulation C under the Securities
Act only where a summary of a particular document is required or contemplated by the form.

Description of preferred stock, page 43

32. Disclose whether the series A preferred stock has voting rights.
If applicable, include these shares in the beneficial ownership table.

Selling Stockholders, page 44

33. Expand the disclosures in footnotes (3), (4), (5), (8), (9),
(10), (12), (14), (16), (17), (18), (22), and (23) to identify the natural person or persons having sole or shared voting and investment control over the securities held by the beneficial owners. Refer to telephone interpretation 4S in the Regulation S-K section of the March 1999 supplement to our "Manual of Publicly Available Telephone
Interpretations" that is available on the Commission`s website at http://www.sec.gov, and revise appropriately. We note the disclosures in footnotes (6), (7), (13), and (19).

34. Expand the disclosure to include all compensation fees payable under financing agreements with selling stockholders, including future transactions. We note the disclosure in exhibit 10.27.

35. Describe briefly any continuing relationship of Global with selling stockholders.

36. Other than Rodman & Renshaw, LLC and R&R Investments I, LLC, confirm that none of the selling stockholders is a broker-dealer or a broker-dealer`s affiliate.

37. For a selling stockholder that is a broker-dealer`s affiliate, include disclosure that this broker-dealer`s affiliate:

* Purchased the securities to be resold in the ordinary course of business.

* Had no agreements or understandings, directly or indirectly, with any person to distribute the securities at the time of their purchase.

	If Global is unable to make the representations noted above
in
the prospectus, Global 	must state in the prospectus that the
selling stockholder is an underwriter.  Language such 	as "may be
deemed to be" an underwriter is unacceptable if the selling
stockholder is an 	affiliate of an underwriter that cannot make
these representations.

38. For other than Global`s promoters or affiliates and their transferees, consider adding disclosure that the term selling stockholders includes the selling stockholders and their transferees, pledgees, donees, or their successors.

39. State that Global will file a prospectus supplement to name successors to any named selling stockholders who are able to use the prospectus to resell the securities.


Plan of Distribution, page 48

40. Revise the third paragraph on page 49 to remove the phrase "if required" from the second sentence because in the situation described you will be required to file a prospectus supplement.

Available Information, page 51

41. If a contract or other document filed as an exhibit is discussed in the prospectus, you must include all material terms of the contract or other document in the discussion. Thus, clarify what you mean by the "not necessarily complete" language.

Financial Statements

42. Please update the financial statements as required by Article
3-
12 of Regulation S-X. Given the March 31, 2006 recapitalization date, the updated financial statements should be those of Global. A footnote to the financial statements should disclose that the historical financial statements are those of GES and that the operations of Global are included commencing March 31, 2006.

43. We note the disclosure in note J on page F-16 regarding the preferred stock. Please clarify for us why these accounts were classified outside of equity at January 2, 2005. It appears that the guidance in EITF D-98 may be relevant. Also, please clarify for us the specific accounting literature that supports: (1) recognition of the estimated fair value adjustment on January 1, 2006 instead of in the first quarter of 2006; and (2) classification of the $36 million item as an expense. It appears that the redemption amount was indeterminable until after closing of the March 31, 2006 private placement. Given the guidance in paragraph 23 of SFAS 150, please provide an analysis of whether the preferred stock was a "mandatorily redeemable financial instrument" or a "conditionally redeemable financial instrument" on January 1, 2006.

44. Please clarify for us the specific accounting literature used to support the recognition of $11.5 million of compensation expense
(page F-18) on January 1, 2006 instead of in the first quarter of 2006.

45. Please revise note O on page F-19 to disclose the amounts of depreciation expense and capital expenditures charged to each segment, if applicable. See paragraphs 27 and 28 of SFAS 131.


Exhibits and financial statement schedules, page II-3

46. For an exhibit incorporated by reference, expand the disclosure in the "Reference" column to include the exhibit number in the document from which the exhibit is incorporated. Similarly, revise the exhibit index.

Undertakings, page II-8

47. Provide the undertakings specified by subparagraphs (a)(5) and
(a)(6) of Item 512 of Regulation S-B.

Signatures, page II-8

48. Global`s principal accounting officer or controller also must sign the registration statement. Further, any person who occupies more than one of the specified positions, for example, principal financial officer and principal accounting officer or controller, must specify each capacity in which he signs the Form S-1. See instructions 1 and 2 to signatures on Form S-1, and revise.

Exhibit 5.1

49. Provide written confirmation as correspondence on the EDGAR system that counsel concurs with our understanding that the reference and limitation to Delaware General Corporation Law includes the statutory provisions and all applicable provisions of the Delaware constitution, including reported judicial decisions interpreting these laws.

50. Revise the opinion to state whether the outstanding shares of common stock that are being registered for resale are validly issued, fully paid, and non-assessable.

Exhibit 16.2

51. The letter from Grant Thornton does not comply with Item
304(a)(3) of Regulation S-K. Please revise.

10-KSB

Signatures

52. The principal accounting officer or controller also must sign the
Form 10-KSB. Further, any person who occupies more than one of the specified positions, for example, principal financial officer and principal accounting officer or controller, must specify each capacity in which he signs the Form 10-KSB. Please revise in future filings.

8-K dated March 31, 2006 and filed April 4, 2006

Exhibits 10.1, 10.2, 10.7, 10.9, 10.11, 10.16, 10.17, 10.19,
10.22,
10.23, and 10.24

53. Absent an order granting confidential treatment, Item
601(b)(10)
of Regulation S-B requires the filing of material contracts, including attachments, in their entirety. Attachments include, for example, annexes, appendices, exhibits, and schedules. Since you did not file all of the attachments to the exhibits, please refile the exhibits in their entirety.

Closing

	File amendments to the S-1 and the 8-K in response to the comments. To expedite our review, Global may wish to provide us three marked courtesy copies of the amendments. Include with the filings any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If
Global thinks that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendments, the responses to the comments, and any supplemental information.

	We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since Global and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      If Global requests acceleration of the registration statement`s effectiveness, Global should furnish a letter at the time of the request, acknowledging that:

* Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

* The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve Global from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

* Global may not assert our comments and the declaration of the registration statement`s effectiveness as a defense in any proceeding initiated by the Commission or any person under the United States` federal securities laws.

	The Commission`s Division of Enforcement has access to all information that Global provides us in our review of the registration statement or in response to our comments on the registration statement.

      We will consider a written request for acceleration of the registration statement`s effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities
Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement.
We will act on the request and by delegated authority grant acceleration of the registration statement`s effectiveness.

	You may direct questions on accounting comments to Alfred P. Pavot, Jr., Staff Accountant, at (202) 551-3738. You may direct questions on other comments and disclosure issues to Edward M.
Kelly,
Senior Counsel, at (202) 551-3728 or Christopher B. Edwards,
Special
Counsel, at (202) 551-3742.

Very truly yours,





Pamela A. Long

Assistant Director

cc:	Adam J. Agron, Esq.
	Brownstein Hyatt & Farber, P.C.
	410 17th Street, 22nd Floor
	Denver, CO 80202



Mr. Howard Brill
May 25, 2006
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE